SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3) *

Infinity Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45665G303

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☐ Rule 13d-1(b)

          ☒ Rule 13d-1(c)

          ☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

__________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45665G303	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,305,288 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,305,288 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,305,288 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.985%
12.	TYPE OF REPORTING PERSON* PN

(1) Comprised of an aggregate of 4,305,288 shares of common stock and warrants to purchase 1,000,000 shares of common stock held by Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P., of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,305,288 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,305,288 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,305,288 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.985%
12.	TYPE OF REPORTING PERSON* PN

(2) Comprised of an aggregate of 4,305,288 shares of common stock and warrants to purchase 1,000,000 shares of common stock held by Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P., of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,118,827 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,118,827 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,827 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.28%
12.	TYPE OF REPORTING PERSON* PN

(3) Includes warrants to purchase 224,500 shares of common stock.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield International Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,686,461 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,686,461 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,461 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.43%
12.	TYPE OF REPORTING PERSON* PN

(4) Includes warrants to purchase 275,500 shares of common stock.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 233,000 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 233,000 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,000 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.47%
12.	TYPE OF REPORTING PERSON* PN

(5) Comprised of warrants to purchase 233,000 shares of common stock.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design International II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 267,000 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 267,000 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,000 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.54%
12.	TYPE OF REPORTING PERSON* PN

(6) Comprised of warrants to purchase 267,000 shares of common stock.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,305,288 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,305,288 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,305,288 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.985%
12.	TYPE OF REPORTING PERSON* IN

(7) Comprised of an aggregate of 4,305,288 shares of common stock and warrants to purchase 1,000,000 shares of common stock held by Deerfield Partners, L.P., Deerfield International Master Fund, L.P. Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P.  The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	45665G303	13G	Page 9 of 14 Pages

Item 1(a).	Name of Issuer:

Infinity Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

784 Memorial Drive Cambridge, Massachusetts 02139

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017

Item 2(c).	Citizenship:

Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield Private Design Fund II, L.P. - Delaware limited partnerships;

Deerfield International Master Fund, L.P., Deerfield Private Design International II, L.P. – British Virgin Islands limited partnership;

James E. Flynn - United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45665G303

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No.	45665G303	13G	Page 10 of 14 Pages

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Mgmt, L.P. –   5,305,288 shares
Deerfield Management Company, L.P. –  5,305,288 shares
Deerfield Partners, L.P. –   2,118,827 shares
Deerfield International Master Fund, L.P. -  2,686,461 shares
Deerfield Private Design Fund II, L.P. – 233,000 shares
Deerfield Private Design International II, L.P. – 267,000 shares
James E. Flynn –  5,305,288 shares

(b)	Percent of class**:

Deerfield Mgmt, L.P. – 9.985%
Deerfield Management Company, L.P. – 9.985%
Deerfield Partners, L.P. – 4.28%
Deerfield International Master Fund, L.P. – 5.43%
Deerfield Private Design Fund II, L.P. – 0.47%
Deerfield Private Design International II, L.P. – 0.54%
James E. Flynn – 9.985%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote
Deerfield Mgmt, L.P. –  5,305,288
Deerfield Management Company, L.P. –    5,305,288
Deerfield Partners, L.P. –    2,118,827
Deerfield International Master Fund, L.P. –  2,686,461
Deerfield Private Design Fund II,L.P. – 233,000
Deerfield Private Design International II, L.P. – 267,000
James E. Flynn -  5,305,288

(iii)	Sole power to dispose or to direct the disposition of	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of
Deerfield Mgmt, L.P. –  5,305,288
Deerfield Management Company, L.P. –    5,305,288
Deerfield Partners, L.P. –    2,118,827
Deerfield International Master Fund, L.P. –  2,686,461
Deerfield Private Design Fund II, L.P. - 233,000
Deerfield Private Design International II, L.P. – 267,000
James E. Flynn -  5,305,288

**See footnotes on cover pages which are incorporated by reference herein.

CUSIP No.	45665G303	13G	Page 11 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

CUSIP No.	45665G303	13G	Page 12 of 14 Pages

Item 10.	Certifications.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	45665G303	13G	Page 13 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

CUSIP No.	45665G303	13G	Page 14 of 14 Pages

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

Date:  February 16, 2016

Exhibit List
Exhibit A.       Joint Filing Agreement.

Exhibit B.        Item 8 Statement.

Exhibit C (1).  Power of Attorney.

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Avalanche Biotechnologies, Inc. filed with the Securities and Exchange Commission on July 30, 2014 by Deerfield Mgmt L.P., Deerfield Mgmt III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations International Master Fund, L.P., Deerfield Private Design Fund III, L.P. and James E. Flynn.

Exhibit A
Agreement

         The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Infinity Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.